EXHIBIT (g)(1)

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NASSAU
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LARRY BYRNES and JOE BECHTOLD, on                            :
behalf of themselves and all others similarly                :
situated,                                                    :
                                                             :
                                                             :
                           Plaintiffs,                       :
                                                             :
                                                             :
                                                             :
             - vs.-                                          :    COMPLAINT
                                                             :  CLASS ACTION
                                                             :  ------------
                                                             :
                                                             :
                                                             :
                                                             :
ROBERT H. CASTELLINI, PETER H.                               :
FORSTER, JOHN A. HAAS, DAVID R.                              :
MUELLER, RAYMOND A. MUELLER,                                 :
CHRISTOPHER J. MURPHY, III, DAVID A.                         :
SIEBENURGEN and GERALD L. WOLKEN,                            :
COMAIR HOLDINGS, INC. and DELTA AIR                          :
LINES INC.,                                                  :
                                                             :
                           Defendants.                       :
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                            Class Action Complaint


         Plaintiffs, by and through their attorneys, allege the following upon information and belief, except as to paragraph 1 which is alleged upon personal knowledge.
                             Nature Of The Action


         1. This is a stockholders' class action on behalf of the public stockholders of Comair Holdings, Inc., ("Comair" or the "Company"), parent company of Comair, Inc., against its directors and the controlling shareholder of Comair in connection with the


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proposed acquisition of the publicly owned shares of Comair common stock by its controlling shareholder, defendant Delta Airlines Inc. ("Delta"), which Delta does not already own. The action arise out of a tender offer by a wholly-owned subsidiary of Delta to purchase all of the outstanding shares not owned by Delta. The offer is being made at a price of $23.50 per share (the "Offer"). Immediately prior to the Offer, Delta beneficially owned approximately 22% of the outstanding shares of Comair. Delta, by way of the Offer, seeks to acquire the 78% of Comair shares it does not already own.

         2. The Directors of Comair, as set forth below, by agreeing to recommend acceptance of the Offer and by negotiating and accepting the Offer, are in breach of their fiduciary duties to Comair's shareholders in not taking all steps necessary to obtain a fair and adequate price for Comair's shares (including an auction) and by improperly bending to the wrongful and undue pressure brought to bear by Delta.

         3. The consideration that Delta has offered to members of the class (as defined below) in the proposed transaction is unfair and inadequate because, among other things, the intrinsic value of Comair's common stock is materially in excess of the amount offered, given due consideration to, among other things, the Company's growth and anticipated operating results, net asset value and profitability and the wrongful and undue pressure brought to bear on the Company's Board of Directors by Delta.

                                  The Parties


         4. Plaintiffs are and have been at all relevant times the owners of shares of the common stock of Comair.


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         5. (a) Comair was incorporated in 1988 and is a Kentucky corporation with its principal executive offices at P.O. Box 75021, Cincinnati/Northern Kentucky International Airport, Cincinnati, OH 45275. As of March 31, 1999, Comair operated 700 flights daily to 85 cities. Comair's service extends as far west as Colorado, north to Minneapolis, south to Key West, FL and east to Bangor, ME. As of May 1, 1999, the Company had 3,873 full-time and 509 part-time employees consisting of 2,271 persons in aircraft operations, 1,560 in customer service activities, 331 in its fixed base, charter and pilot training operations and the remainder in office and sales capacities.

         (b) The principal subsidiary of Comair is Comair, Inc., a Cincinnati-based regional air carrier. Comair, Inc. accounted for 95% of the operating revenues and expenses in fiscal 1999 and is considered to be the Company's main line of business. Comair, Inc. derives a substantial portion of its traffic from participating in the Delta Connection program.

         (c) Comair operates as a Delta Connection carrier under a ten-year marketing agreement with Delta effective in October of 1989. The agreement expires in October 1999. Delta owns approximately 22% of the Company's outstanding common stock; leases reservation equipment and terminal facilities to Comair; and provides certain services to Comair including reservations and passenger and aircraft handling services. Approximately 45% of Comair's business in 1999 was provided through interlining arrangements with Delta under the Delta Connection. Under interlining agreements, Comair generally provides the short-haul portions of a longer multi-carrier trip.


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         (d) As of October 18, 1999, Comair had 95,631,000 shares of common stock outstanding, held by thousands of shareholders of record. Comair's common stock is listed and traded on NASDAQ.

         (e) Defendant Delta is a Delaware corporation with its principal executive offices located at Hartfield Atlanta International Airport, 1030 Delta Boulevard, Atlanta, Georgia 30320.

         (f) Immediately prior to the Offer, Delta owned 21.1 million shares of Comair common stock or approximately 22% of the outstanding shares. Delta also has numerous interlocking business arrangements with Comair and/or Comair, Inc. Furthermore, Delta's ability to replace Comair with another connection carrier (which agreement expires October 1999) gives Delta a virtual stranglehold over the business earnings and public stock price of Comair's outstanding shares. Delta, therefore is a controlling shareholder and owes fiduciary obligations of good faith, candor, loyalty and fair dealing to the public shareholders of Comair.

         6. (a) At all relevant times, defendant David R. Mueller ("D. Mueller") served as Chief Executive Officer and Chairman of the Board of the Company.

         (b) At all relevant times, defendant David A. Siebenurgen ("Siebenurgen") served as President and Chief Operating Officer of the Company.

         (c) At all relevant times, defendant Robert H. Castellini ("Castellini") served as a Director of the Company.

         (d) At all relevant times, defendant Peter H. Forster ("Forster") served as a Director of the Company.


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         (e) At all relevant times, defendant John A. Haas ("Hass") served as a Director of the Company.

         (f) At all relevant times, defendant Raymond A. Mueller ("R. Mueller") served as a Director of the Company.

         (g) At all relevant times, defendant Christopher J. Murphy, III ("Murphy") served as a Director of the Company.

         (h) At all relevant times, defendant Gerald L. Wolken ("Wolken") served as a Director of the Company.

         (i) Defendants D. Mueller, Siebenurgen, Castellini, Forster, Hass, R. Mueller, Murphy and Wolken constitute the Board of Directors of Comair (collectively, the "Individual Defendants"). Defendants R. Mueller and D. Mueller are father and son.

         7. Each Individual Defendant and Comair owed and owes Comair and its public stockholders fiduciary obligations and were and are required to use their ability to control and manage Comair in a fair, just and equitable manner; act in furtherance of the best interests of Comair and its public stockholders, including, but not limited to, obtaining a fair and adequate price for Comair's shares; refrain from abusing their positions of control; and not to favor their own interests at the expense of its public stockholders.


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                           CLASS ACTION ALLEGATIONS

         8. Plaintiffs bring this action on behalf of themselves and as a class action, pursuant to CPLR section901, on behalf of all public stockholders of Comair, and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

         9. This action is properly maintainable as a class action because:

        (a) The Class is so numerous that joinder of all members is impracticable.

There are approximately 95.6 million shares of Comair common stock outstanding held by hundreds, if not thousands, of record and beneficial stockholders.

        (b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

                  (i) whether defendants have engaged in and are continuing to engage in conduct which unfairly benefits Delta at the expense of the members of the Class;

                 (ii) whether the Individual Defendants, as officers and/or directors of the Company, are violating their fiduciary duties to plaintiffs and the other members of the Class;

                (iii) whether plaintiffs and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein;


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                 (iv) whether defendants have initiated and timed their
buy-out of Comair public shares at a point when the Delta Connection agreement is up or renewal in order to unfairly benefit Delta at the expense of Comair's public shareholders; and

                  (v) whether the Individual Defendants have and are in breach of their fiduciary duties of full faith and candor to Comair's shareholders.

        (c) The claims of plaintiffs are typical of the claims of the other members of the Class in that all members of the Class will be damaged alike from defendants' actions.

        (d) Plaintiffs are committed to the prosecution of this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

                            SUBSTANTIVE ALLEGATIONS


         10.  According to the Form 10-K filed on or about June 18, 1999 by the
Company:

                  Fiscal 1999 was highlighted by record operating revenues, operating income, net income, and passenger enplanements. Operating revenues for the year increased to $763 million, up 17% from $651 million in fiscal 1998. Operating income for the year rose 26% to $204 million from $162 million. Net income increased 30% to $132.9 million from $102.2 million and net income per diluted share increased to $1.33 from $1.01.


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         11. On June 13, 1999, The Cincinnati Enquirer quoted Jim Parker, airline analyst and managing director of equity analysis at SunTrust Equitable in Atlanta, as saying, "Delta benefits from the revenue that Comair brings to Delta" in that Comair has spent $1 billion on regional jets, has ordered another $1 billion worth and has options for another $1 billion and that Delta has gotten to enjoy the fruits of the investment without really actually laying out that kind of cash.

         12. On August 27, 1999, Investor's Business Daily took note of Comair's achievements, commenting that Comair "continues to hit milestone after milestone . . . Record results over the last few months indicate a steady rise in passenger usage."

         13. According to the Form 10-K filed on or about June 18, 1999 by the Company:

                  The Company has historically benefitted from its relationship with Delta. However, the Company's results of operations and financial conditions could be adversely impacted by Delta's decisions regarding routes and other operational matters, as well as, any material interruption or modifications in this arrangement.

         14. The Delta Connection carrier ten-year marketing agreement with Delta effective in October of 1989 expires in October 1999.
         15. On October 18, 1999, Comair announced that it had reached a definitive agreement with Delta in which Delta would acquire Comair for a total consideration of approximately $1.91 billion or $23.50 a common share.


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         16.      This offering price of $23.50 is well below the Company's 52 week average of $29.

         17. Under the terms of the agreement, defendant D. Mueller obtained for himself post-merger the lucrative positions of advisor to Delta and chairman of the Delta Connection Carrier Advisory Committee. Likewise, defendant Siebenurgen was awarded control of the Delta Connection network.

         18. Any transaction to acquire the Company at the price being considered does not represent the true value of the Company and is unfair and inadequate.

         19. By offering a grossly inadequate price for Comair's shares and by using its control as a means to force the consummation of the transaction, Delta is violating its duties as a controlling shareholder.

         20. Delta, by reason of its controlling ownership and its business arrangements with Comair is in a position to ensure the effectuation of the transaction without regard to its fairness to Comair's shareholders.

         21. Any buy-out of Comair public shareholders by Delta on the terms offered, will deny class members their right to share proportionately and equitably in the true value of Comair's valuable and profitable business, and further growth in profits and earnings, at a time when the Company has been performing at record levels.

         22. By reason of the foregoing, defendants have breached and will continue to breach their duties to the public shareholders of Comair and are engaging in improper, unfair dealing and wrongful and coercive conduct.


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         23. The Directors of Comair by agreeing to recommend acceptance of the Offer and by negotiating and accepting the Offer are in breach of their fiduciary duties to Comair's shareholders in not taking all steps necessary to obtain a fair and adequate price for Comair's shares (including an auction) and by improperly bending to the wrongful and undue pressure brought to bear by Delta.

         24. Plaintiffs and the Class will suffer irreparable harm unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

         25. Plaintiffs and the other class members are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.

         WHEREFORE, plaintiffs demand judgment and preliminary and permanent relief, including injunctive relief, in their favor and in favor of the Class and against defendants as follows:

         A. Declaring that this action is property maintainable as a class action, and certifying plaintiffs as class representatives;

         B. Enjoining the proposed transaction and, if the transaction is consummated, rescinding the transaction;

         C. Awarding plaintiffs and the Class compensatory damages and/or rescissory damages;

         D. Awarding plaintiffs the costs and disbursements of this action including a reasonable allowance for plaintiffs' attorneys' and experts' fees; and


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         E. Granting such other, and further relief as this Court may deem to be just and proper.

Dated:   New York, New York
         October 19, 1999


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                                            By:   Mark Levin
                                            STULL STULL & BRODY
                                            6 East 45th Street
                                            New York, New York 10017
                                            (212) 687-7230

                                            Joseph H. Weiss
                                            WEISS & YOURMAN
                                            551 Fifth Avenue
                                            Suite 1600
                                            New York, New York 10176
                                            (212) 682-3025

                                            Attorneys for Plaintiffs


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